UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Mereo BioPharma Group plc

(Name of Issuer)

Ordinary share, nominal value £0.003, represented by American Depositary Share

(Title of Class of Securities)

589492107

(CUSIP Number)

June 4, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107

1	NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,149,540 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
3,149,540 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,149,540 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The securities include (i) 2,439,885 ordinary shares, nominal value £0.003 per share (the “Ordinary Shares”) of Mereo BioPharma Group plc (the “Issuer”) acquired in a private placement of the Issuer closed on June 4, 2020 (the “Private Placement”), which will be represented by 487,977 American Depositary Shares (“ADS”), and (ii) 709,655 Ordinary Shares, represented by 141,931 ADSs, acquired on the open market after the closing of the Private Placement. The securities do not include (i) 4,197,175 Ordinary Shares issuable upon exercise of certain warrants granted in the Private Placement, the exercise of which is subject to the approval of the Issuer’s shareholders and a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares, or (ii) 5,954,465 Ordinary Shares issuable upon conversion of certain convertible loan notes issued in the Private Placement, the conversion of which is subject to the approval of the Issuer’s shareholders and a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. The securities are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 213,652,487 Ordinary Shares issued and outstanding as of June 5, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 5, 2020, which is the sum of (i) 124,507,857 Ordinary Shares outstanding as of May 30, 2020, and (ii) 89,144,630 Ordinary Shares issued in the Private Placement.

 .

CUSIP No. 589492107

1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,114,751 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
14,114,751 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,114,751 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The securities include (i) 10,934,406 Ordinary Shares of the Issuer acquired in the Private Placement, which will be represented by 2,186,881 American Depositary Shares (“ADS”), and (ii) 3,180,345 Ordinary Shares, represented by 636,069 ADSs, acquired on the open market after the closing of the Private Placement. The securities do not include (i) 18,809,737 Ordinary Shares issuable upon exercise of certain warrants granted in the Private Placement, the exercise of which is subject to the approval of the Issuer’s shareholders and a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares, or (ii) 26,685,068 Ordinary Shares issuable upon conversion of certain convertible loan notes issued in the Private Placement, the conversion of which is subject to the approval of the Issuer’s shareholders and a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. The securities are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(2)	Based on 213,652,487 Ordinary Shares issued and outstanding as of June 5, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 5, 2020, which is the sum of (i) 124,507,857 Ordinary Shares outstanding as of May 30, 2020, and (ii) 89,144,630 Ordinary Shares issued in the Private Placement.

Item 1. (a)	Name of Issuer:

Mereo BioPharma Group plc

(b)	Address of Issuer's Principal Executive Offices:

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

Item 2. (a)	Name of Person Filing:

This Schedule 13G is filed jointly by Vivo Capital IX, LLC and Vivo Opportunity, LLC. Vivo Capital IX, LLC and Vivo Opportunity, LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital IX, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Ordinary Shares, nominal value £0.003, represented by American Depositary Shares, each of which represents five Ordinary Shares.

(e)	CUSIP Number:

589492107

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ______________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(1) Vivo Capital IX, LLC

The 3,149,540 Ordinary Shares, represented by 629,908 ADSs, are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC are Frank Kung, Edgar Engleman, Albert Cha, Shan Fu and Chen Yu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2) Vivo Opportunity, LLC

The 14,114,751 Ordinary Shares, represented by 2,822,950 ADSs, are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Albert Cha, Gaurav Aggarwal, Shan Fu, Frank Kung and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

Vivo Capital IX, LLC: 1.5%

Vivo Opportunity, LLC: 6.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital IX, LLC: 3,149,540 Ordinary Shares, represented by 629,908 ADSs

Vivo Opportunity, LLC: 14,114,751 Ordinary Shares, represented by 2,822,950 ADSs

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital IX, LLC: 3,149,540 Ordinary Shares, represented by 629,908 ADSs

Vivo Opportunity, LLC: 14,114,751 Ordinary Shares, represented by 2,822,950 ADSs

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital IX, LLC

June 12, 2020
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

June 12, 2020
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, nominal value £0.003, represented by American Depositary Shares, of Mereo BioPharma Group plc, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Vivo Capital IX, LLC

June 12, 2020
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

June 12, 2020
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)